UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*

                            COLONIAL COMMERCIAL CORP.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                           (Title of Class Securities)

                            COMMON STOCK: 195621 40 4
                                 (CUSIP Number)

                                September 9, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 |_|  Rule  13d-1(b)

 |X|  Rule  13d-1(c)

 |_|  Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

.. . . . . . .

Cusip No. 195621 40 4                  13G                          Page 2 of 5

1.               Name of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only).

                 Rita C. Folger

2.               Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)

                   (b)

3.               SEC Use Only

4.               Citizenship or Place of Organization

                     U.S.A.

                 5.          Sole Voting Power

                               478,719 shares of Common Stock (1)

                 6.          Shared Voting Power
  NUMBER OF
   SHARES                      -0-
BENEFICIALLY
  OWNED BY       7.          Sole Dispositive Power
    EACH
 REPORTING                     478,719 shares of Common Stock (1)
PERSON WITH:
                 8.          Shared Dispositive Power

                                -0-


9.               Aggregate Amount Beneficially Owned by Each Reporting Person

                     478,719 shares of Common Stock (1)

10.              Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                     /X/

11.              Percent of Class Represented by Amount in Row (9)
                     10.46%

12.              Type  of Reporting Person (See Instructions)
                     IN

______________________
(1) Consists of 445,386 shares of Common Stock and 33,333 shares of Common Stock issuable at any time upon conversion of a $100,000 Convertible Note at a conversion price of $3 per share.

Cusip No. 195621 40 4                  13G                          Page 3 of 5

Item 1.
-------

     (a)  Name  of  Issuer

          Colonial  Commercial  Corp.

     (b)  Address  of  Issuer's  Principal  Executive  Offices

          275  Wagaraw  Road
          Hawthorne,  NJ  07506

Item 2.
-------

     (a)  Name  of  Person  Filing

          Rita C. Folger

     (b)  Address  of  Principal  Business  office  or,  if  None,  Residence

          c/o Oscar D. Folger
          521 Fifth Avenue, 24th Floor
          New York, New York 10175

     (c)  Citizenship

          U.S.A.

     (d)  Title  of  Class  Securities

          Common  Stock,  $.05  par  value

     (e)  CUSIP  Number:  195621  40  4

Item  3.  If  this  statement  is  filed  pursuant  to  Sec.Sec.240.13d-1(b)  or
--------
240.13d-2(b)  or  (c),  check  whether  the  person  filing  is  a:

          (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [_]  Bank  as  defined  in  Section  3(a)(6) of the Exchange Act;

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [_] Investment company registered under Section 8 of the Investment Company Act;

          (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [_]  Group,  in  accordance  with  Rule  13d-1(b)(1)(ii)(J).

Cusip No. 195621 40 4                  13G                          Page 4 of 5

Item 4. Ownership
-------

     (a)  Amount  beneficially  owned:  478,719  shares  of  Common  Stock (2)

     (b)  Percent of class: 10.46%

     (c)  Number of shares as to which the person has:

           (i) Sole power to vote or direct the vote: 478,719 shares of Common Stock (2)

          (ii) Shared  power  to  vote  or  to  direct  the  vote:  -0-

         (iii) Sole power to dispose or to direct the disposition of: 478,719 shares of Common Stock (2)

          (iv) Shared  power  to  dispose  or  to direct the disposition of: -0-

        Oscar D. Folger, who is my husband, owns an option to purchase 5,000 shares of Common Stock that is currently exercisable. I disclaim beneficial ownership of these shares pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934.

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class.
-------

        Not  Applicable


Item  6.  Ownership  of  More  than  Five  Percent  on Behalf of Another Person.
-------

        Not  Applicable

Item  7.  Identification and Classification of the Subsidiary Which Acquired the
-------
          Security  Being  Reported  on  By  the  Parent  Holding  Company.

        Not  Applicable

Item  8.  Identification  and  Classification  of  Members  of  the  Group.
-------

        Not  Applicable

Item  9.  Notice  of  Dissolution  of  Group.
-------

        Not  Applicable.

Item  10.  Certification:
--------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


______________________
(2) Consists of 445,386 shares of Common Stock and 33,333 shares of Common Stock issuable at any time upon conversion of a $100,000 Convertible Note at a conversion price of $3 per share.

Cusip No. 195621 40 4                  13G                          Page 5 of 5

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2006

                                               /s/ Rita C. Folger
                                               ------------------------
                                               Rita C. Folger
                                               ------------------------
                                               Name/Title